THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED May 31, 2014

Unaudited (prepared by management)

Stated in Canadian dollars

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MAY 31, 2014

The following is management’s discussion and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the nine months ended May 31, 2014 (the “Financial Report”), and with the audited financial statements for the years ended August 31, 2013, and 2012 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to July 29, 2014.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Nevada, Alaska, and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the nine months ended May 31, 2014, and up to the date of this MD&A, include:

  On September 16, 2013, the Company announced that its exploration funding partner at Red Canyon, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc., has completed its 2013 drill campaign at Red Canyon. Montezuma drilled three reverse circulation (“RC”) holes in the Wall structural corridor for a total of 2,170 ft (661.4 m);
  On October 1, 2013, the Company and Agnico-Eagle Mines Limited (“Agnico”) amended the strategic alliance agreement (“Alliance Agreement”) whereby the three year exploration budget would be reduced, and in consideration for this reduction, the area of interest in Colombia was reduced;
  On October 8, 2013, the Company announced that Red Eagle Mining Corporation (“Red Eagle”), its funding partner at Pavo Real in Colombia has identified a new area of mineralization associated with close-spaced dikes, veins and hydrothermal breccias within a large (500 m by 500 m) gold and multi-element soil anomaly that was detected using Mobile Metal Ion (MMI) assaying techniques. Red Eagle reported gold values in surface channel samples ranging from 0.23 g Au/t to 33.7 g Au/t and associated metals showing highs of greater than 100 g Ag/t, 0.93% copper and 0.87% zinc;
  On October 15, 2013, Ramelius Resources Ltd. (“Ramelius”) terminated its earn-in agreement on the Angel Wing project in Nevada. Miranda contemporaneously terminated the Angel Wing lease;
  On November 15, 2013, the Company signed a 20-year lease agreement with Alaska Hardrock Inc., on the Willow Creek project in Alaska;
  On December 13, 2013, the Company sent a “notice of default” to Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc. advising of their failure to make the underlying lease payment to Red Canyon Corporation (“RCC”), and on December 27, 2013, sent another notice to Montezuma advising Montezuma that Miranda had paid the underlying lease payment to RCC of US$100,000, and that RCC had levied a 10% penalty on the lease payment. On January 31, 2014, Montezuma accepted a proposal to amend the exploration and option to enter into a joint venture agreement (details below);
  On January 14, 2014, the Company announced that Red Eagle has continued to expand and enhance a new area of mineralization associated with closed-spaced rhyolitic dikes, veins and hydrothermal breccias and a large gold and multi-element soils anomaly at Pavo Real;
  On April 2, 2014, the Company announced that a contract for the Cerro Oro project, Colombia was issued by Agencia Nacional de Minera (“ANM”). Miranda now controls approximately 1,100 hectares at Cerro Oro of which 711 hectares are controlled through an exploration contract with the remainder being held through an application which was announced on July 11, 2013;
  On May 7, 2014, the Company served notice of termination of the option agreement with ExpoGold Colombia S.A. on the Cajamarca property;
  On May 13, 2014, the Company announced the acquisition of the Oribella project, in the Antioquia Department of Colombia. This new project lies about 40km southwest of Medellin and was acquired through a purchase agreement with Antioquia Gold Inc. (“Antioquia Gold”), and comprises approximately 10,700 hectares including one exploration license and one application on which the technical study is complete and the canon fees already paid; and
  On June 23, 2014, Company entered into an exploration and option to enter into a joint venture agreement with Prism Resources Inc. (“Prism”). Pursuant to the terms of the agreement, Prism issued Miranda 200,000 common shares (June 25, 2014), and reimbursed Miranda US$90,000 of lease fees that were paid by Miranda to the underlying leaseholder. In addition, Prism is now obligated to reimburse Miranda for certain expenditures incurred pursuant to the drafting of the Agreement.

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

Colombia – Agnico-Eagle Strategic Alliance

Pursuant to the January 23, 2013, as amended October 1, 2013, strategic alliance agreement (“Alliance Agreement”) between the Company and Agnico for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The Alliance Agreement is for a period of three years and is renewable thereafter by mutual consent.

In consideration for the amended and reduced exploration program, the area of interest pursuant to the Alliance Agreement was reduced. The exploration program budget will be an aggregate of no less than US$925,000 (formerly US$1,100,000) in year one, and $550,000 in each of years two and three (formerly US$1,100,000 in each of years two and three).

Miranda has been building predictive models for Colombian exploration and determining where best to employ alliance funds. The alliance is focusing its efforts on porphyry-related gold-systems, especially those with epithermal overprints, in the Antioquia Department and intrusive related gold systems that are analogous to Gramalote in the Antioquia Batholith. In addition, high-grade epithermal gold-silver systems are being targeted.

2

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

Initially, properties will be acquired by Miranda and alliance funding will be used to advance the projects through exploration. Once a property meets certain criteria, it will be presented to Agnico who can elect to treat the property as a Designated Property. Once selected, a Designated Property will be subject to a stand-alone earn-in agreement whereby Agnico can earn up to a 70% interest in the Designated Property by sole-funding a series of exploration expenditures and feasibility study. Projects that are not accepted by Agnico as Designated Properties will remain in the Company’s control. Miranda can then choose to advance the project at its own expense, seek another company to partner with, or drop the property.

Miranda has recovered 70% of the Minagrande acquisition costs from Agnico pursuant to the 30:70 funding terms of the alliance agreement.

Colombia – Oribella

On May 13, 2014, the Company acquired the Oribella project, in the Antioquia Department of Colombia. This new project lies about 40km southwest of Medellin and was acquired through a purchase agreement with Antioquia Gold Inc. (“Antioquia Gold”).

The Oribella project comprises approximately 10,700 hectares including one exploration license and one application on which the government technical study has been completed (confirming the availability of the property) and the canon fees have been paid.

The Oribella property falls within the Western Cordillera close to the convergence of regional structures which reflect a suture zone between Cretaceous oceanic rocks and mixed oceanic-continental rocks to the east. Miranda was attracted to the area by mineralization controls inferred to be related to the suture zone and reported geologic features which suggested a large area of high-sulfidation epithermal Au-Cu mineralization. The target concept at Oribella is analogous to the California Vetas District in the Santander Department where both large, low-grade (Angostura) and very high-grade (La Bodega) deposits occur in the same system. High sulfidation systems in the Andes, particularly in Colombia are commonly overprinted by low-sulfidation bonanza gold veins.

The local geology consists of volcanic and volcano-clastic sequences, sedimentary rocks, and hypabyssal andesite and dacite intrusives that appear related to gold mineralization. Of particular interest is a large kilometer-scale area of alteration that includes strong silicification, brecciation, alunite and pyrophyllite and clays associated with anomalous grades of gold and copper. This alteration is consistent with high sulfidation style of gold mineralization.

Anomalous rock samples are found in an area of poor exposure approximately 2km by 1km long, with gold values from 0.160 g Au/t to 9 g Au/t. Copper values range from 30 ppm to over the detection limit of 10,000 ppm or 1.0% Cu. Tellurium, barium and bismuth are commonly associated trace elements.

During its reconnaissance, Miranda noted significant areas where vegetation appeared distressed and or limited to one predominant species suggesting high metal grades in soils. In some of these areas, road cuts showed alteration and intense fracturing filled with hematite. These areas are unsampled but may indicate extensions of alteration zones where metals in the soils have influenced vegetation.

3

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the property, subject to the royalties, by making the license canon payment on May 14, 2014, of $62,715, and will also reimburse Antioquia Gold for the application payment of COP101,136,976 (approximately US$53,000) when the property is registered with the Agencia Nacional de Minera (“ANM”) as a contract. If the application is converted to a license on or before the anniversary of the agreement, Miranda will pay Antioquia Gold an additional US$30,000 payment on the anniversary date. No other obligations are required to keep the project in good standing and Miranda may drop or reduce the lands at any time.

Colombia – Pavo Real

On January 14, 2014, Miranda announced that Red Eagle, its funding partner at Pavo Real in Colombia has identified a new area of mineralization associated with closed-spaced dikes, veins and hydrothermal breccias within a large (500 m by 500 m) gold and multi-element soil anomaly that was detected using Mobile Metal Ion (MMI) assaying techniques.

Gold values in surface channel samples range from 0.23 g Au/t to 33.7 g Au/t.

These new sample results expand the area of significant surface mineralization to approximately 600m by 700m and ongoing mapping shows a proximal relationship to elongate porphyry bodies parallel to the vein and breccia trends. Miranda thinks the anomaly is related to intrusive hydrothermal brecciation that may reflect a large breccia pipe or diatreme target at depth.

The higher-grade vein mineralization over significant widths (e.g., 9.03 g Au/t over 6.1 m) and the vein density also provide interesting stand-alone targets.

An area of high-level vein and hydrothermal breccia mineralization associated with rhyodacite porphyry dikes, where MMI soil sampling returned strong coincident gold, silver and copper anomalies is currently being explored by trenching and channel sampling.

Highlights of relatively shallow drilling adjacent to this target area in 2012 included 7.1 meters averaging 1.54 g Au/t and 0.54 meters averaging 9.37 g Au/t in two separate drill holes (news release July 6, 2012). This initial 2012 drill program was designed to determine structural controls to quartz vein and veinlet systems in sedimentary host rocks and hydrothermal breccias. That drilling did not effectively test for deeper mineralization nor did it test the large MMI anomaly which was not known at the time.

The Pavo Real project comprises a Triassic-Jurassic sedimentary sequence overlain by a volcanic sequence. The sedimentary and volcanic sequences are intruded by various bodies of diorite, granite and rhyodacite porphyry, and cut by hydrothermal breccias and a large number of quartz veins and quartz stockwork, all related to sericitic alteration. The Project is situated within the Department of Tolima, 20 kilometers south of the city of Ibague and 45 kilometers south-east of AngloGold Ashanti's La Colosa project (26.8 million ounce Inferred Resource grading 0.92 g Au/t as reported by AngloGold Ashanti).

Red Eagle’s planned work program for Pavo Real in 2014 includes:

  continued detailed mapping and trenching of the defined mineralized zones;
  expansion of the geochemical sampling program beyond areas previously covered; and
  regional exploration and drill target identification.

Colombia – Cerro Oro - Prism Joint Venture

On April 1, 2014, an exploration contract for the Cerro Oro project was issued by Agencia Nacional de Minera (“ANM”).

4

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

Miranda announced on June 23, 2014, that further to the press release dated April 2, 2014, the agreement with Prism is now effective and Prism issued Miranda 200,000 common shares, and reimbursed Miranda US$90,000 that were paid by Miranda to the underlying leaseholder. Prism is now obligated to fund exploration related expenditures of US$4,000,000 to earn a 51% interest and through additional funding can earn an additional 19% for a total interest of 70%.

Miranda and Prism are developing a minimum $100,000 budget work program for the Cerro Oro project, Colombia that will consist of a combination of mapping, rock chip and soil sampling, trenching and possibly an IP (induced polarization) geophysical survey. Miranda will act as operator during the initial work program. Prism will additionally fund a NI 43-101 report that will be written by an independent Qualified Person. The NI 43-101compliant technical report will recommend a drill program based on targets generated by Miranda during the exploration program.

Prism must fund the underlying lease agreement on Cerro Oro which requires a payment of a US$10,000 (paid) on signing and a subsequent payment of US$80,000 (paid) upon conversion of the application to an exploration contract. To maintain the lease, annual escalating payments that total US$525,000 over five years will be required and thereafter annual payments of US$135,000. The project is also subject to a 1.2% production royalty and a per-ounce gold bonus for Measured and Indicated NI43-101-compliant Resource.

Cerro Oro covers approximately 1,100 hectares and lies within the resource-rich Middle Cauca Belt in the Caldas department approximately 120 km south of Medellin. Cerro Oro appears to be one of a cluster of large northeast-trending epithermal gold systems that includes Marmato which lies 14 km to the northeast. This trend of epithermal deposits is located between Solvista’s Caramanta deposit to the north and Seafield and Batero’s Quinchia deposits to the south. Cerro Oro as an epithermal low-sulfidation gold system provides the potential for higher grades than the typical low-grade porphyries seen in the Cauca Belt.

At Cerro Oro gold and silver mineralization is hosted in sericiticly and argillically altered 2-3MA volcanic tuffs, agglomerates and flows of the Combia Formation. The mineralization is associated within narrow veins and widespread hematitic fractures zones. Gold has a geochemical association with arsenic, mercury and antimony and generally low or background base metal values. The porous tuffs at surface commonly host fracture-controlled and disseminated gold mineralization.

Recently informal miners have developed workings on narrow high-grade veins of quartz-adularia-pyrite and also excavated local bladed quartz-after-calcite textures. Adularia and bladed textures are common features of bonanza veins within the productive parts of low-sulfidation gold systems. The veins should tend to be larger in underlying porphyritic bodies below the Combia Formation. Cerro Oro may reflect the surface expression of a large, complex epithermal vein system similar to Marmato.

Outcrop exposure, which is limited to creek beds, suggests alteration and mineralization occurs over two square kilometers. Alteration appears to occur within a northwest-trending structural zone up to 600 m wide. Notably, it is common to recover fine free gold by panning crushed outcrop samples. Artisanal miners are locally recovering free gold from in situ sap-rock by small-scale hydraulic mining and recovering a significant portion of gold in veins and fractures from simple gravity circuits without using chemicals.

Limited reconnaissance mapping and prospecting suggests alteration is zoned from argillic to siliceous with depth and that the alteration cell at Cerro Oro may have a spatial and structural relationship to potassic alteration and porphyry-style mineralization several kilometers away. Twenty surface rock samples returned assay values between 0.120 and 3.3 g Au/t and up to 28 g Ag/t in stockwork-disseminated mineralization.

5

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

Early exploration work will include prospecting and mapping to define the limits of the mineralized system and identify structural controls. Soil grid sampling will be initiated from areas of artisanal mining to be followed up by trenching all done in order to advance drill targets.

Miranda and Prism have initiated a “Consulta Previa” with the local indigenous communities which should be complete before commencing exploration.

Nevada - Red Canyon project - Montezuma

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement (the “Agreement”) with Montezuma. Montezuma has completed the US$4,000,000 in qualifying exploration expenditures. Upon spending the US$4,000,000, Montezuma had the option to either enter into a joint venture with Miranda or continue spending and produce a Feasibility Study.

On December 13, 2013, the Company sent a “notice of default” to Montezuma advising of their failure to make the underlying lease payment to RCC, and on December 27, 2013, sent another notice to Montezuma advising Montezuma that Miranda had paid the underlying lease payment to RCC of US$100,000, and that RCC had levied a 10% penalty on the lease payment.

On January 31, 2014, Montezuma accepted a proposal to amend the Agreement (“Amended Agreement”) as follows:

Upon signing the Amended Agreement, Montezuma will pay Miranda US$360,000 as consideration for an option to buy-out Miranda’s 40% interest in the Red Canyon property and terminate the Agreement (“Option to Buy-Out Miranda”). The Option to Buy-Out Miranda will only become exercisable on the condition that during the term of the RCC Lease, the obligations pursuant to the Lease have been met, which will then allow Miranda to exercise the Option to purchase pursuant the Lease from RCC for US$1,000 and the retention by RCC of the NSR royalty. Miranda will at that point own 100% of the Red Canyon property. Pursuant to the Option to Buy-Out Miranda, Montezuma will then buy Miranda’s 40% interest in the Red Canyon property for US$100 leaving Miranda with a 0.5% NSR royalty.

During the term of the Amended Agreement, Montezuma will hold a 60% interest in the joint venture, subject to forfeiture, and Miranda will own a 40% interest in the joint venture with Miranda’s costs to maintain that 40% interest being fully carried by Montezuma, and not subject to cash calls and dilution, to the point where Miranda has purchased the Red Canyon property from RCC pursuant to the Lease.

Montezuma will fund and assume all obligations and payments required pursuant to the Lease during the term of the Amended Agreement and will further pay all of the obligations for advance payments, and annual claim maintenance fees pursuant to the Lease not less than 30 days before the applicable deadline and provide Miranda and RCC evidence of having made those payments and requisite filings.

If Montezuma fails to fund and maintain the Lease, Montezuma will forfeit its 60% interest in the Red Canyon project to Miranda and the Amended Agreement will be terminated.

Montezuma will have the right to terminate the Amended Agreement and forfeit its 60% interest in the Red Canyon project to Miranda at its sole discretion at any time by giving Miranda 30 days advance written notice providing that it has met the obligations pursuant to the Lease. Miranda may wish to concurrently terminate the Lease, although Miranda would not be required to do so.

Since 2009, Montezuma performed geologic mapping, revised stratigraphic interpretations, completed soil and rock-chip geochemical surveys, and contracted CSAMT resistivity, ground magnetic, and gravity geophysical surveys. Through 2012, Montezuma drilled a total of 32 RC and three core holes for a total of 33,042 ft (10,071 m). Montezuma conducts its drilling under the Bureau of Land Management-approved Red Canyon Plan of Operations that permits up to 125 acres (50 hectares) of total disturbance.

6

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

Alaska – Willow Creek

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project covers the majority of the Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). The terms of the lease require annual lease payments of US$150,000 to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%. Miranda is in discussions with several interested parties regarding possible joint ventures on Willow Creek.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

Results of Operations for the nine months ended May 31, 2014 and 2013

The Company incurred a loss of $2,123,064 in the nine months ended May 31, 2014 (May 31, 2013 - $2,363,205).

Significant cash expenditure differences between the periods include:

  Exploration and evaluation expenditures in Nevada, Alaska and Colombia are detailed in Note 10 to the Financial Report. Exploration expenditures in the current nine-month period were $1,542,847 with $531,092 of recoveries from funding partners for a net expenditure of $1,011,755. This compares to $1,225,596 with $365,784 of recoveries from funding partners for a net expenditure of $859,812 in the nine months ended May 31, 2013. Spending in Alaska and Colombia account for the majority of this difference reflecting the activity-levels there;

  The combined investor relations plus travel and business promotion totaled $173,616 (2013 - $368,571). The investor relations programs in fiscal 2014 has been significantly curtailed (May 31, 2014 - $58,606 vs. 2013 - $221,852), but still includes: attendance at strategic conferences; news releases; presentations and one-on-one meetings with brokers and analysts; media relations; corporate relations; web site maintenance; and responses to shareholder inquiries;

  Office rent, telephone, secretarial, and sundry totaled $91,727 (2013 - $160,812) for the nine-month period. This significant reduction is largely due to the reduced field support costs of the generative exploration programs in Nevada owing to the reduced activity there, along with reduced repairs & maintenance costs of equipment in Nevada;

  Professional fees were $10,043 for the nine months ended May 31, 2014, (2013: $22,257) with the period-over-period decrease being primarily due to lower legal fees for the Colombian branch offices relating to project investigations; and

  Wages and benefits totaled $502,588 for the nine months ended May 31, 2014, (2013 - $548,959). This $46,371 variance is due, in large part, to the termination of three staff members in Elko, Nevada.

7

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

Non-cash expenditures for the nine months ended May 31, 2014, include:

  Stock-based compensation $98,677 (2013 - $288,238). The decrease in fiscal 2014 is due to the granting of 1,142,500 stock options this fiscal year with an average grant-date fair value of $110,273 (average $0.097 per option) and vesting of those options; while in fiscal 2013, the $288,238, in part, represents the granting of 1,575,000 stock options with a grant-date fair value of $308,321 (average $0.196 per option) and the vesting of those options. Both sets of options vest as to 50% on grant, and 50% one year from grant.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	May 31, 2014 $	February 28, 2014 $	November 30, 2013 $	August 31, 2013 $	May 31, 2013 $	Feb 28, 2013 $	Nov 30, 2012 $	August 31, 2012 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(654,947)	(571,876)	(896,241)	(852,548)	(566,055)	(734,276)	(1,062,874)	(1,119,401)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations. Through generative exploration it applies for or stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest. In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

8

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

The Company began the 2014 fiscal year with cash of $7,116,543. In the nine months ended May 31, 2014, the Company expended $2,085,003 on operating activities; expended $226,555 on investing activities related to the acquisition of exploration and evaluation assets; received $2,000 proceeds on the sale of marketable securities and expended $2,693 on equipment purchases; received $nil on financing activities, with a $15,413 positive effect of foreign exchange on cash, to end on May 31, 2014, with $4,819,705 in cash.

At the date of this MD&A, the Company has 5,482,500 stock options outstanding of which 5,141,250 are exercisable, and 20,835,000 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments. None of these securities are “in-the-money” as of July 29, 2014.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name                                                                           Nature of transactions

Golden Oak Corporate Services Limited                    Consulting as CFO, corporate compliance

                                                                                  services,and financial reporting

Mine Development Associates                                 Geology & geo-technical consulting

The Company incurred the following fees and expenses in the normal course of operations in connection with individuals and companies owned by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three months ended		Nine months ended
	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013
Consulting fees CFO	$ 30,551	$ 29,375	$ 90,065	$ 86,600
Consulting fees Geology	5,975	-	5,975	-
Office and general expenses	1,875	2,639	4,757	6,406
Total	$ 38,401	$ 32,014	$ 100,797	$ 93,006

Advances held by employees in the USA at May 31, 2014, amounted to $7,589 (August 31, 2013 - $16,680) and accounts payable and accrued liabilities to related parties at May 31, 2014, amounted to $34,101 (August 31, 2013 - $1,109).

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.’s interest in the Red Hill property lease.

The Company and Red Eagle Mining Corporation are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

9

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed above, during the nine months ended May 31, 2014 and 2013 were as follows:

	Three months ended		Nine months ended
	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013
Consulting fees	$ 36,526	$ 29,375	$ 96,040	$ 86,600
Salaries	99,253	89,691	291,897	265,829
Directors fees	6,544	7,445	21,881	22,450
Share based compensation	9,941	25,356	66,061	179,261
Total	$ 152,264	$ 151,867	$ 475,879	$ 554,140

Future Canadian Accounting Standards

i. Effective for annual periods beginning on or after January 1, 2014

Amendments to IAS 32 Financial Instruments: Presentation

The amendments to the disclosure requirements in IFRS 7 Financial Instruments: Disclosure require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The amendments to IAS 32 are not effective until annual periods beginning on or after 1 January 2014. However, the new offsetting disclosure requirements are effective sooner - for annual periods beginning on or after 1 January 2013, and interim periods within those annual periods. The amendments need to be provided retrospectively to all comparative periods.

ii.	Effective for annual periods beginning on an undetermined date

New standard IFRS 9 Financial Instruments

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard simplifies the current measurement model for financial instruments under IFRS and establishes two measurement categories for financial assets: amortized cost, and fair value. The existing IAS 39 categories of loans and receivables, held to maturity investments, and available for sale financial assets will be eliminated.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards could have on future financial statements.

10

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	May 31, 2014	August 31, 2013
Cash	FVTPL	$ 4,819,705	$ 7,116,543
Amounts receivable	Loans and receivables	237,918	201,505
Marketable securities	Available-for-sale	97,250	98,850
Advances	Loans and receivables	28,662	36,463
Accounts payable and accrued liabilities	Other liabilities	148,463	295,788

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at May 31, 2014
	Level 1	Level 2	Level 3
Cash	$ 4,819,705	$ -	$ -	$ 4,819,705
Available-for-sale securities	97,250	-	-	97,250
Total	$ 4,916,955	$ -	$ -	$ 4,916,955

11

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.

Balances at May 31, 2014, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	518,215	41,912,834	585,823
Amounts receivable	209,645	-	227,297
Advances and deposits	7,000	36,841,181	28,662
	734,860	78,754,015	841,782
Accounts payable and accrued liabilities	(74,202)	(116,536,049)	(147,108)
Net foreign currency monetary assets	660,658	(37,782,034)	694,674

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $69,500 in the period.

12

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

(c)	Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2013, dated as of December 16, 2013, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

13

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2014

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at February 28, 2014	74,040,252	20,835,000	5,482,500
Issuance of common shares June 13, 2014	100,000	-	-
Balance at the date of this MD&A	74,140,252	20,835,000	5,482,500

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

14

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months ended May 31, 2014 and 2013

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditor has not reviewed these interim financial statements, notes to financial statements or the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - stated in Canadian dollars)

		May 31,	August 31,
		2014	2013
	Note

ASSETS

Current
Cash	5	$ 4,819,705	$ 7,116,543
Amounts receivable	6	237,918	201,505
Marketable securities	7	97,250	98,850
Advances and prepaid expenses	8	46,350	80,627
		5,201,223	7,497,525

Equipment	9	206,166	253,851
Exploration and evaluation assets	10	384,191	188,386
		$ 5,791,580	$ 7,939,762

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$ 148,463	295,788

Shareholders' equity
Share capital	12	29,652,503	29,652,503
Stock-based reserve		6,634,163	6,535,486
Warrant reserve		4,074,064	4,074,064
Accumulated other comprehensive loss		(116,949)	(140,479)
Deficit		(34,600,664)	(32,477,600)
		5,643,117	7,643,974
		$ 5,791,580	$ 7,939,762
Nature of operations	1
Subsequent events	10 & 16

These consolidated interim financial statements were approved for issue by the Audit Committee of the Board of Directors on July 29, 2014.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“G. Ross McDonald”
Kenneth Cunningham, Director	G. Ross McDonald, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited - stated in Canadian dollars)

		Three months ended		Nine months ended
	Note	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013

Expenses
Consulting		$ 30,558	$ 29,372	$ 90,629	$ 88,349
Depreciation		18,308	19,119	53,905	57,343
Directors fees		6,616	7,476	21,880	22,370
Exploration and evaluation expenditures, net	10	320,632	156,544	1,011,755	859,812
Exploration and evaluation asset recoveries		-	-	-	(3,960)
Foreign exchange		17,141	(2,076)	(9,305)	(43,587)
Insurance		8,834	8,648	28,840	26,540
Investor relations		21,814	61,546	58,606	221,852
Management fees earned		(7)	(287)	(604)	(1,282)
Office rent, telephone, secretarial, sundry		20,826	46,201	91,727	160,812
Professional fees		4,020	1,325	10,043	22,257
Stock-based compensation	12	14,736	40,905	98,677	288,238
Travel and business promotion		53,925	32,336	115,010	146,719
Transfer agent, filing and regulatory fees		1,987	5,006	34,483	45,049
Wages and benefits		118,410	184,826	502,588	548,959
		(637,800)	(590,941)	(2,108,234)	(2,439,471)

Interest earned		16,453	24,820	56,770	63,385
Write-off of exploration and evaluation assets	10	(33,600)	-	(33,600)	-
Insurance recovery on equipment		-	66	-	6,881
(Loss) gain on sale of marketable securities	7	-	-	(38,000)	6,000
		(17,147)	24,886	(14,830)	76,266
Loss for the period		(654,947)	(566,055)	(2,123,064)	(2,363,205)
Unrealized gain (loss) on marketable securities, net of tax effect		(121,020)	(101,110)	(14,870)	(136,910)
Foreign currency translation differences for foreign operations		69,591	(4,535)	38,400	(21,520)
Comprehensive loss for the period		$ (706,376)	$ (671,700)	$ (2,099,534)	$ (2,521,635)
Basic and diluted loss per common share		$ (0.01)	$ (0.01)	$ (0.03)	$ (0.04)
Weighted average number of common shares outstanding		74,040,252	73,940,252	74,040,252	65,532,787

 The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - stated in Canadian dollars)

	Nine months ended
	May 31, 2014	May 31, 2013

Cash provided from (used for):

Operating activities
Loss for the period	$ (2,123,064)	$ (2,363,205)
Items not affecting cash:
Depreciation	53,905	57,343
Unrealized foreign exchange (gain) loss	(36,660)	(38,652)
Write-off of exploration and evaluation assets	33,600	-
Shares received as exploration and evaluation recoveries	-	(3,960)
Stock-based compensation	98,677	288,238
Loss (gain) on sale of marketable securities	38,000	(6,000)
	(1,935,542)	(2,066,236)
Change in non-cash working capital items:
Amounts receivable	(36,413)	71,538
Advances and prepaid expenses	34,277	28,497
Accounts payable and accrued liabilities	(147,325)	(24,248)
	(2,085,003)	(1,990,449)

Investing activities
Exploration and evaluation asset acquisitions	(331,557)	(157,970)
Exploration and evaluation asset recoveries	105,002	36,294
Proceeds from sale of marketable securities	2,000	-
Equipment purchases	(2,693)	(19,725)
	(227,248)	(141,401)

Financing activities
Shares issued	-	5,000,000
Share issue costs	-	(72,259)
	-	4,927,741

Effect of foreign exchange on cash	15,413	986

Change in cash for the period	(2,296,838)	2,796,877

Cash, beginning of the period	7,116,543	4,955,344

Cash, end of the period	$ 4,819,705	$ 7,752,221

Supplementary disclosure with respect to cash flows – Note 15

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - stated in Canadian dollars)

			Reserves
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve
Balance, September 1, 2012	53,074,452	$ 26,591,533	$ 6,206,343	$ 2,181,093

Share issues:
Private placement	20,000,000	3,182,963	-	1,817,037
Private placement - finders units	835,800	133,016	-	75,934
Fair value of shares issued pursuant to a joint venture agreement	30,000	7,200	-	-
Share issue costs - cash	-	(72,259)	-	-
Share issue costs - fair value finders units	-	(208,950)	-	-
Stock-based compensation	-	-	288,238	-
Comprehensive loss for the period	-	-	-	-

Balance, May 31, 2013	73,940,252	$ 29,633,503	$ 6,494,581	$ 4,074,064

			Reserves
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve
Balance, September 1, 2013	74,040,252	$ 29,652,503	$ 6,535,486	$ 4,074,064

Stock-based compensation	-	-	98,677	-
Comprehensive loss for the period	-	-	-	-

Balance, May 31, 2014	74,040,252	$ 29,652,503	$ 6,634,163	$ 4,074,064

		Other Comprehensive Income (Loss)
		Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, September 1, 2012		$ 5,099	$ (65,133)	$ (29,261,847)	$ 5,657,088

Share issues:
Private placement		-	-	-	5,000,000
Private placement - finders units		-	-	-	208,950
Fair value of shares issued pursuant to a joint venture agreement		-	-	-	7,200
Share issue costs - cash		-	-	-	(72,259)
Share issue costs - fair value finders units		-	-	-	(208,950)
Stock-based compensation		-	-	-	288,238
Comprehensive loss for the period		(21,520)	(136,910)	(2,363,205)	(2,521,635)

Balance, May 31, 2013	$ -	$ (16,421)	$ (202,043)	$ (31,625,052)	$ 8,358,632

		Other Comprehensive Income
		Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, September 1, 2013		$ (23,224)	$ (117,255)	$ (32,477,600)	$ 7,643,974

Stock-based compensation		-	-	-	98,677
Comprehensive loss for the period		38,400	(14,870)	(2,123,064)	(2,099,534)

Balance, May 31, 2014	$ -	$ 15,176	$ (132,125)	$ (34,600,664)	$ 5,643,117

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the nine months ended May 31, 2014, comprise the Company and its subsidiaries. The Company is the ultimate parent. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at May 31, 2014, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended August 31, 2013. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

1

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of the Company’s Canadian subsidiaries, Miranda Gold Colombia I, II, IV, and V Ltd., is the Canadian dollar, the functional currency of Rovira Mining Limited (renamed from Miranda Gold Colombia III Ltd.) is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2013.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2013, except for the following newly adopted policies.

New standards, interpretations and amendments adopted:

Amendments to IAS 27 and IAS 28 Separate Financial Statements and Investments in Associates and Joint Ventures

Addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10, 11, 12, and 13.

Amendments to IFRS 7 Financial Instruments; Disclosures and IAS 32 Financial Instruments Presentation The IASB published amendments to IFRS 7 (effective Jan. 1, 2013) and IAS 32 (effective Jan. 1, 2014), the standards that address disclosure and presentation requirements for financial instruments, respectively, related to offsetting financial assets and liabilities, while the criteria required for offsetting do not change.

2

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments adopted (continued)

New standard IFRS 10 Consolidated Financial Statements

Provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

New standard IFRS 11 Joint Arrangements

Improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers.

New standard IFRS 12 Disclosure of Interests in Other Entities

Combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

New standard IFRS 13 Fair Value Measurement

Defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value.

The adoption of these new standards did not have a material effect on the financial statements.

New standards, interpretations and amendments yet to be effective:

          i.    Effective for annual periods beginning on or after January 1, 2014

Amendments to IAS 32 Financial Instruments: Presentation

The amendments to the disclosure requirements in IFRS 7 Financial Instruments: Disclosure require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The amendments to IAS 32 are not effective until annual periods beginning on or after 1 January 2014. However, the new offsetting disclosure requirements are effective sooner - for annual periods beginning on or after 1 January 2013, and interim periods within those annual periods. The amendments need to be provided retrospectively to all comparative periods.

         ii.    Effective for annual periods beginning on an undetermined date

New standard IFRS 9 Financial Instruments

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard simplifies the current measurement model for financial instruments under IFRS and establishes two measurement categories for financial assets: amortized cost, and fair value. The existing IAS 39 categories of loans and receivables, held to maturity investments, and available for sale financial assets will be eliminated.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards could have on future financial statements.

3

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities – All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2013.

Financial Risk Management - All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2013.

Fair Value Hierarchy – the Company held marketable securities in Level 1 and Level 2 as at August 31, 2013. During the nine months ended May 31, 2014, the Company transferred 100,000 Red Eagle Mining Corporation (“Red Eagle”) shares from level 2 to level 1, as the hold period had expired.

5.	CASH

	As at May 31, 2014	As at August 31, 2013
Canadian dollar denominated deposits	$ 4,209,908	$ 6,593,163
US dollar denominated deposits	585,823	401,115
Colombian Peso denominated deposits held in Colombia	23,974	122,265

Total	$ 4,819,705	$ 7,116,543

6.	AMOUNTS RECEIVABLE

	As at May 31, 2014	As at August 31, 2013
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 1,971	$ 2,806
Amounts due from funding partners	227,297	145,559
Amounts due from Canadian financial institutions for accrued interest	-	53,140
Other amounts receivable	8,650	-

Total	$ 237,918	$ 201,505

4

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

7.	MARKETABLE SECURITIES

At May 31, 2014, the Company had the following marketable securities recognized at fair value:

			August 31, 2013	May 31, 2014		Fair Value at May 31, 2014
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the nine month period ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
NuLegacy Gold Corporation (“NuLegacy”)	250,000	$ 50,313	$ (29,063)	$ 10,000	$ (19,063)	$ 31,250
Red Eagle Mining Corporation (“Red Eagle”)	300,000	125,792	(50,192)	(9,600)	(59,792)	66,000
White Bear Resources Inc. (“White Bear”)	-	-	(38,000)	38,000	-	-
		$ 176,105	$ (117,255)	$ 38,400	$ (78,855)	$ 97,250

During the nine months ended May 31, 2014, the Company sold 200,000 shares of White Bear for proceeds of $2,000 and recorded a loss on sale of marketable securities of $38,000.

8.	ADVANCES AND PREPAID EXPENSES

	As at May 31, 2014	As at August 31, 2013
Advances held by employees in the USA	$ 7,589	$ 16,680
Advances held by employees and suppliers in Colombia	21,073	19,783
	28,662	36,463
Prepaid expenses in Canada	17,688	41,714
Prepaid expenses in Colombia	-	2,450
Total	$ 46,350	$ 80,627

5

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

9.	EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At August 31, 2013	$ 24,324	$ 209,261	$ 18,116	$ 240,461	$ 83,691	$ 120,056	$ 695,909
Assets acquired	-	2,604	-	-	89	-	2,693
Foreign exchange adjustment	-	6,184	537	7,124	-	-	13,845
At May 31, 2014	$ 24,324	$ 218,049	$ 18,653	$ 247,585	$ 83,780	$ 120,056	$ 712,447

Accumulated depreciation
At August 31, 2013	$ 21,505	$ 173,891	$ 13,175	$ 154,494	$ 42,430	$ 36,563	$ 442,058
#REF!	594	8,420	757	16,469	9,671	17,994	53,905
Foreign exchange adjustment	-	5,218	396	4,704	-	-	10,318
At May 31, 2014	$ 22,099	$ 187,529	$ 14,328	$ 175,667	$ 52,101	$ 54,557	$ 506,281

Carrying amounts
At August 31, 2013	$ 2,819	$ 35,370	$ 4,941	$ 85,967	$ 41,261	$ 83,493	$ 253,851

At May 31, 2014	$ 2,225	$ 30,520	$ 4,325	$ 71,918	$ 31,679	$ 65,499	$ 206,166

6

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through application, staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets at May 31, 2014, are as follows:

	August 31, 2013	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	May 31, 2014
Nevada:
Big Blue	$ -	$ -	$ -	$ -	$ -	$ -
East Spruce	5,199	-	-	-	154	5,353
Iron Point	51,307	-	-	-	1,521	52,828
Kibby Flat	9,868	-	-	-	292	10,160
Mustang	54,412	-	-	-	1,612	56,024
Red Canyon	-	-	-	-	-	-
Red Hill	-	-	-	-	-	-
Redlich	16,245	-	-	-	481	16,726
	137,031	-	-	-	4,060	141,091
Alaska:
Willow Creek	-	163,840	-	-	(1,210)	162,630

Colombia:
Cajamarca	33,600	-	-	(33,600)	-	-
Cerro Oro	-	105,002	(105,002)	-	-	-
Minagrande	15,555	-	-	-	-	15,555
Oribella	-	62,715	-	-	-	62,715
Pavo Real	2,200	-	-	-	-	2,200
	51,355	167,717	(105,002)	(33,600)	-	80,470
	$ 188,386	$ 331,557	$ (105,002)	$ (33,600)	$ 2,850	$ 384,191

7

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Details on the Company’s exploration and evaluation assets and expenditures are found in Note 10 of the August 31, 2013, consolidated financial statements and only material differences to those agreements or new agreements are noted herein.

a)	Red Canyon, Eureka County, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease (the “Lease”) for the Red Canyon property with a $1,000 purchase option (the “Option”) on issue of 75,000 share purchase warrants and with minimum advance royalty payments to be completed on the following schedule. The owner, Red Canyon Corporation (“RCC”), retains a sliding scale NSR royalty between 3% and 5% depending on the price of gold. Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$	Two year share purchase warrants to be issued to Lessor
Previously paid and issued	350,000	75,000 @ Cdn$0.37
November 18, 2011 (paid)	75,000	-
November 18, 2012 (paid)	75,000	-
November 18, 2013 (paid by Miranda)	100,000	-
November 18, 2014	100,000	-
November 18, 2015 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	100,000	-

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement (the “Agreement”) with Montezuma. Montezuma has completed the US$4,000,000 in qualifying exploration expenditures. Upon spending the US$4,000,000, Montezuma had the option to either enter into a joint venture with Miranda or continue spending and produce a Feasibility Study.

On December 13, 2013, the Company sent a “notice of default” to Montezuma advising of their failure to make the underlying lease payment to RCC, and on December 27, 2013, sent another notice to Montezuma advising Montezuma that Miranda had paid the underlying lease payment to RCC of US$100,000, and that RCC had levied a 10% penalty on the lease payment.

On January 31, 2014, Montezuma accepted a proposal to amend the Agreement (“Amended Agreement”) as follows:

Upon signing the Amended Agreement, Montezuma will pay Miranda US$360,000 as consideration for an option to buy-out Miranda’s 40% interest in the Red Canyon property and terminate the Agreement (“Option to Buy-Out Miranda”). The Option to Buy-Out Miranda will only become exercisable on the condition that during the term of the RCC Lease, the obligations pursuant to the Lease have been met, which will then allow Miranda to exercise the Option to purchase pursuant the Lease from RCC for US$1,000 and the retention by RCC of the NSR royalty. Miranda will at that point own 100% of the Red Canyon property. Pursuant to the Option to Buy-Out Miranda, Montezuma will then buy Miranda’s 40% interest in the Red Canyon property for US$100 leaving Miranda with a 0.5% NSR royalty.

During the term of the Amended Agreement, Montezuma will hold a 60% interest in the joint venture, subject to forfeiture, and Miranda will own a 40% interest in the joint venture with Miranda’s costs to maintain that 40% interest being fully carried by Montezuma, and not subject to cash calls and dilution, to the point where Miranda has purchased the Red Canyon property from RCC pursuant to the Lease.

8

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Red Canyon, Eureka County, Nevada (continued)

Montezuma will fund and assume all obligations and payments required pursuant to the Lease during the term of the Amended Agreement and will further pay all of the obligations for advance payments, and annual claim maintenance fees pursuant to the Lease not less than 30 days before the applicable deadline and provide Miranda and RCC evidence of having made those payments and requisite filings.

If Montezuma fails to fund and maintain the Lease, Montezuma will forfeit its 60% interest in the Red Canyon project to Miranda and the Amended Agreement will be terminated.

Montezuma will have the right to terminate the Amended Agreement and forfeit its 60% interest in the Red Canyon project to Miranda at its sole discretion at any time by giving Miranda 30 days advance written notice providing that it has met the obligations pursuant to the Lease. Miranda may wish to concurrently terminate the Lease, although Miranda would not be required to do so.

b)	Willow Creek, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project covers the majority of the Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). The terms of the lease require annual lease payments of US$150,000 to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%.

c)	Strategic Alliance (Agnico Eagle Mines Limited), Colombia

Pursuant to the January 23, 2013, as amended October 1, 2013, strategic alliance agreement (“Alliance Agreement”) between the Company and Agnico Eagle Mines Limited (“Agnico”) for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The Alliance Agreement is for a period of three years and is renewable thereafter by mutual consent.

In consideration for the amended and reduced exploration program, the area of interest pursuant to the Alliance Agreement was reduced. The exploration program budget will be an aggregate of no less than US$925,000 (formerly US$1,100,000) in year one, and $550,000 in each of years two and three (formerly US$1,100,000 in each of years two and three).

Initially, properties will be acquired by Miranda and alliance funding will be used to advance the projects through exploration. Once a property meets certain criteria, it will be presented to Agnico who can elect to treat the property as a Designated Property. Once selected, a Designated Property will be subject to a stand-alone earn-in agreement whereby Agnico can earn up to a 70% interest in the Designated Property by sole-funding a series of exploration expenditures and feasibility study. Projects that are not accepted by Agnico as Designated Properties will remain in the Company’s control. Miranda can then choose to advance the project at its own expense, seek another company to partner with, or drop the property.

Miranda has recovered 70% of the Minagrande acquisition costs from Agnico pursuant to the 30:70 funding terms of the alliance agreement.

d)	Cajamarca, Colombia

On May 7, 2014, the Company delivered a notice of termination to ExpoGold Colombia S.A. (“ExpoGold”) on the Cajamarca property and wrote off the acquisition cost of $33,600 in the period.

9

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

e)	Cerro Oro, Colombia

On April 1, 2014, an exploration contract for the Cerro Oro project was issued by Agencia Nacional de Minera (“ANM”).

On June 23, 2010, the Company executed an option agreement (the “Cerro Oro Option”) by and among several Colombian parties (“Holders”), the Company, and the Company’s subsidiary Miranda Gold Colombia II Ltd.); to acquire the Cerro Oro mining interest. Pursuant to the terms of the Cerro Oro Option, the Company must meet the following to maintain the option:

Cerro Oro Option Due Dates	Option payments US$
June 23, 2014 (paid subsequently)	90,000
June 23, 2015	75,000
June 23, 2016	90,000
June 23, 2017	105,000
June 23, 2018	120,000
June 23, 2019	235,000
June 23, 2020, and on each subsequent anniversary until commercial production is reached, as defined in the underlying agreement	135,000

The project is also subject to a 1.2% production royalty and a per-ounce gold bonus for Measured and Indicated NI43-101-compliant Resource.

Subsequent to the close of the current fiscal quarter, on June 23, 2014, the Company entered into an exploration and option to enter into a joint venture agreement (the “Agreement”) with Prism Resources Inc. (“Prism”). Pursuant to the terms of the Agreement, Prism issued Miranda 200,000 common shares (June 2014), and reimbursed Miranda US$90,000 of lease fees that were paid by Miranda to the underlying leaseholder. In addition, Prism is obligated to reimburse Miranda for certain expenditures incurred prior to the execution of the Agreement.

Prism is now obligated to fund exploration related expenditures of US$4,000,000 to earn a 51% interest and through additional funding can earn an additional 19% for a total interest of 70%.

Due Dates	Exploration Expenditures US$
June 23, 2015 (obligation)	200,000
June 23, 2016 (obligation)	500,000
June 23, 2017	800,000
June 23, 2018	1,000,000
June 23, 2019	1,500,000
Total expenditure	4,000,000

10

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

f)	Oribella, Colombia

On May 13, 2014, the Company acquired the Oribella project, in the Antioquia Department of Colombia. This new project lies about 40km southwest of Medellin and was acquired through a purchase agreement with Antioquia Gold Inc. (“Antioquia Gold”).

The Oribella project comprises approximately 10,700 hectares including one exploration license and one application on which the government technical study has been completed (confirming the availability of the property) and the canon fees have been paid.

Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the property, subject to the royalties, by making the license canon payment on May 14, 2014, of $62,715, and will also reimburse Antioquia Gold for the application payment of COP101,136,976 (approximately US$53,000) when the property is registered with the ANM as a contract. If the application is converted to a license on or before the anniversary of the agreement, Miranda will pay Antioquia Gold an additional US$30,000 payment on the anniversary date. No other obligations are required to keep the project in good standing and Miranda may drop or reduce the lands at any time.

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the nine month period ended May 31, 2014, and 2013 are as follows:

	Nine months ended May 31, 2014			Nine months ended May 31, 2013
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$ -	$ -	$ -	$ 127,493	$ (127,084)	$ 409
Big Blue	56,869	-	56,869	41,624	-	41,624
Coal Canyon	-	-	-	790	(677)	113
East Spruce	11,832	-	11,832	1,631	-	1,631
FUSE	-	-	-	1,004	-	1,004
General exploration	110,749	-	110,749	178,462	-	178,462
HOG	-	-	-	235	-	235
Iron Point	52,734	-	52,734	33,596	-	33,596
Kibby Flat	35,497	-	35,497	53,901	-	53,901
Mustang	31,799	-	31,799	24,304	-	24,304
Red Canyon	110,200	(111,652)	(1,452)	-	-	-
Red Hill	76,206	-	76,206	1,219	(994)	225
Redlich	14,911	-	14,911	1,426	-	1,426
Rook	-	-	-	920	-	920
TAZ	-	-	-	-	-	-
	500,797	(111,652)	389,145	466,605	(128,755)	337,850

Alaska:
Ester Dome	-	-	-	41,007	-	41,007
Willow Creek	143,635	-	143,635	-	-	-
	143,635	-	143,635	41,007	-	41,007

Colombia:
Alliance expenditures	599,200	(419,440)	179,760	-	-	-
Property investigation costs	299,215	-	299,215	717,984	(237,029)	480,955
	898,415	(419,440)	478,975	717,984	(237,029)	480,955

Total	$ 1,542,847	$ (531,092)	$ 1,011,755	$ 1,225,596	$ (365,784)	$ 859,812

11

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2014	As at August 31, 2013
Trade and other payables in Canada	$ 890	$ 62,763
Trade and other payables in the USA	46,813	76,260
Trade and other payables in Colombia	66,659	155,656
Amounts payable and accrued liabilities to related parties	34,101	1,109

Total	$ 148,463	$ 295,788

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2014

There have been no share issuances during the nine-month period ended May 31, 2014.

Fiscal 2013

There have been no share issuances during the nine-month period ended May 31, 2013.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the nine-month period ended May 31, 2014, is as follows:

Expiry date	Exercise price	Balance, August 31, 2013	Granted	Exercised	Expired	Balance, May 31, 2014
February 25, 2014	$ 0.35	1,842,000	-	-	(1,842,000)	-
September 26, 2015	$ 0.56	1,585,000	-	-	(150,000)	1,435,000
December 1, 2015	$ 0.69	50,000	-	-	-	50,000
April 19, 2016	$ 0.56	100,000	-	-	(100,000)	-
October 21, 2016	$ 0.40	1,785,000	-	-	(275,000)	1,510,000
September 24, 2017	$ 0.305	1,575,000	-	-	(230,000)	1,345,000
October 17, 2018	$ 0.155	-	1,142,500	-	-	1,142,500

		6,937,000	1,142,500	-	(2,597,000)	5,482,500

Weighted average exercise price		$ 0.41	$ 0.16	$ -	$ 0.37	$ 0.37

12

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

As at May 31, 2014, the weighted average remaining contractual life of the options outstanding was 3.5 years.

As at May 31, 2014, 5,141,250 of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.40. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at May 31, 2014, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of May 31, 2014, being $0.145.

d)	Stock Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2014

During the nine-month period ended May 31, 2014, the Company recorded $98,677 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 17, 2013, of $88,007; and
b)	vesting portion of options granted September 24, 2012, of $10,670.

The fair value of the 1,142,500 options granted on October 17, 2013, was determined using a risk free interest rate of 1.73%, an expected volatility ranging from 79.34% to 85.25%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $110,273 or $0.097 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Fiscal 2013

During the nine-month period ended May 31, 2013, the Company recorded $288,238 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted September 24, 2012, $256,748; and
b)	vesting portion of options granted October 20, 2011, $31,490.

The fair value of the 1,575,000 options granted on September 24, 2012, was determined using a risk free interest rate of 1.29%, an expected volatility ranging from 80.1% to 88.2%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $308,321 or $0.196 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

13

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the nine months ended May 31, 2014, is as follows:

Expiry date	Exercise price	Balance, August 31, 2013	Issued	Exercised	Expired	Balance, May 31, 2014
October 29, 2013	$ 0.60	100,000	-	-	(100,000)	-
December 19, 2017	$ 0.375	20,835,000	-	-	-	20,835,000
		20,935,000	-	-	(100,000)	20,835,000

Weighted average exercise price		$ 0.38	$ -	$ -	$ 0.60	$ 0.38

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Golden Oak Corporate Services Limited Consulting as CFO, corporate compliance services,

and financial reporting

Mine Development Associates Geology & geo-technical consulting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three months ended		Nine months ended
	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013
Consulting fees CFO	$ 30,551	$ 29,375	$ 90,065	$ 86,600
Consulting fees Geology	5,975	-	5,975	-
Office and general expenses	1,875	2,639	4,757	6,406
Total	$ 38,401	$ 32,014	$ 100,797	$ 93,006

Advances from related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.’s interest in the Red Hill property lease.

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

14

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2014

(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS (continued)

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a), during the nine-month period ended May 31, 2014, and 2013 were as follows:

	Three months ended		Nine months ended
	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013
Consulting fees	$ 36,526	$ 29,375	$ 96,040	$ 86,600
Salaries	99,253	89,691	291,897	265,829
Directors fees	6,544	7,445	21,881	22,450
Share based compensation	9,941	25,356	66,061	179,261
Total	$ 152,264	$ 151,867	$ 475,879	$ 554,140

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets; and geographical exploration expenditures.

15.	Supplemental Disclosure with Respect to Cash Flows

	Nine months ended may 31,
	2014	2013
Non-cash investing and financing activities:
Fair value of shares issued for exploration and evaluation assets	$ -	$ 7,200
Fair value of marketable securities returned to issuer in exchange for exploration and evaluation assets	-	6,000
Fair value of marketable securities received in exchange for exploration and evaluation assets	-	15,120

16.	SuBSEQUENT EVENTS

Subsequent to May 31, 2014, the Company:

a)	issued 100,000 shares to ExpoGold Colombia S.A. pursuant to the Pavo Real option agreement; and
b)	received 100,000 shares of Red Eagle pursuant to the share purchase agreement and shareholder agreements on Pavo Real.

15